SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SIERRA ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,441,896 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,441,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,896 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes (i) 1,964,771 shares of Common Stock which are held of record by LVPIII (as defined in Item 2(a) below) and (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII which are exercisable within 60 days of the date hereof. LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on (i) 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in its final prospectus dated January 26, 2022 and filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2022 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Prospectus”), plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,441,896 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,441,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,896 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes (i) 1,964,771 shares of Common Stock which are held of record by LVPIII and (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII which are exercisable within 60 days of the date hereof. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on (i) 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares of Common Stock are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPF.

(2)	Based on 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in the Prospectus.

1	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPF.

(2)	Based on 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in the Prospectus.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,616,896(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,616,896(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,616,896(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 1,964,771 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII which are exercisable within 60 days of the date hereof and (iii) 175,000 shares of Common Stock which are held of record by LPF. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and LPP.

(2)

Based on (i) 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,616,896(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,616,896(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,616,896(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17,4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 1,964,771 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII which are exercisable within 60 days of the date hereof and (iii) 175,000 shares of Common Stock which are held of record by LPF. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and LPP.

(2)

Based on (i) 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Joshua Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,374 (1)
	8	SHARED VOTING POWER 3,616,896(2)
	9	SOLE DISPOSITIVE POWER 8,374 (1)
	10	SHARED DISPOSITIVE POWER 3,616,896(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,270(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.4% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Represents shares of Common Stock underlying stock options granted to Joshua Richardson, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

(2)

Includes (i) 1,964,771 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII which are exercisable within 60 days of the date hereof and (iii) 175,000 shares of Common Stock which are held of record by LPF. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and LPP.

(3)

Based on (i) 19,323,028 shares of Common Stock (including the underwriters exercise of their option to purchase 750,000 additional shares), as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof., plus (iii) 8,374 shares of Common Stock underlying stock options granted to Joshua Richardson, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

SCHEDULE 13D

Item 2.	Identity and Background.

(a)

This Amendment No. 3 (“Amendment”) is filed by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”), Longitude Prime Fund, L.P. (“LPF”), Longitude Prime Partners, LLC (“LPP” and together with LVPIII, LCPIII and LPF, the “Reporting Entities”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”), the managing members of LCPIII and Joshua Richardson (“Richardson” and together with the Managing Members, the “Reporting Individuals”), a member of each of LCPIII and LPP and a member of the Issuer’s board of directors (the “Board”). This Amendment amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 25, 2019, as amended by Amendment No.1 filed with the SEC on February 10, 2020 and Amendment No. 2 filed with the SEC on November 8, 2021 (collectively, the “Original Schedule 13D”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

(c)

The Reporting Individuals are members of LPP and the Managing Members are managing members of LPP, the general partner of LPF.

(f)

LPP is a limited liability company organized under the laws of the State of Delaware. LPF is a limited partnership organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

On January 31, 2022, the Issuer completed a public offering pursuant to which the Issuer issued and sold 4,074,075 shares of Common Stock (the “Offering”) at a price to the public of $27.00, as well pre-funded warrants to purchase 925,925 shares of Common Stock. In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 750,000 shares of Common Stock.

On January 25, 2022, LVPIII acquired 487,451 shares of Common Stock upon the exercise of Series B warrants for $13.20 per share and an aggregate exercise price of $6,434,353.20.

In the Offering, LPF purchased 175,000 shares of Common Stock for $27.00 per share and an aggregate purchase price of $4,725,000.

All shares of the capital stock of the Issuer purchased by LPF have been purchased using investment funds provided to LPF by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following language:

(c)

Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)

Under certain circumstances set forth in the limited partnership agreement of LPP, the general partner and limited partners of LPF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 6 of the Original Schedule 13D is hereby amended to add the following language:

In connection with the Offering, LVPIII and Richardson entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by LVPIII or Richardson from the date of the final prospectus supplement for the Offering until 90 days from the date of the final prospectus supplement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the prospectus supplement for the Offering, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-up Agreement, a copy of which is filed as Exhibit 6 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated February 4, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 6:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on January 27, 2022 (SEC File No. 001-37490) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME FUND, L.P.

By:	LONGITUDE PRIME PARTNERS, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ Joshua Richardson
Joshua Richardson